Leslie Moonves, Viacom Inc. Co-President and Co-Chief Operating Officer Presentation Transcript
Merrill Lynch Media and Entertainment Conference
Event Date/Time:  September 14, 2005, 4:20pm E.S.T.

              Filed by:  Viacom Inc.
              Pursuant to Rule 425 under the Securities Act of 1933, as amended Commission File No.: 001-09533
              Subject Company:  Viacom Inc.

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Jessica Reif Cohen  - Merrill Lynch - Analyst

Welcome back. Les Moonves is perhaps the most highly regarded operating executive in the television industry. In his new corporate role, Les is now overseeing all of CBS' TV operations, including the two broadcast networks, the 40-station TV group, Paramount's TV production and distribution, as well as Radio and Outdoor. And some smaller assets, I should add.

With the CBS spin out from Viacom anticipated in the next four to six months, we believe Les Moonves will prove to be a huge moneymaker for investors as well.

It is a pleasure to introduce Leslie Moonves, Co-President and Co-COO of Viacom.

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Leslie Moonves  - Viacom - Co-President and Co-COO

Thanks, Jessica. Good afternoon, everybody. I must admit, it does look good seeing the words CBS Corporation up there, even though that won't happen for a few more months. We are all extremely excited about the future at our new corporation.

As Tom mentioned yesterday, we've talked a lot about why these companies were better off by themselves. We fully believe it, and our group is extremely excited about what the future will be for this new corporation.

I am also very excited that we have reenergized and re-gathered our team as we head towards this new grouping. After Fred Reynolds' eight-day mid-life crisis, he came back, which we are very pleased. We brought back our general counsel, who had been the general counsel of CBS, went to Aetna, and rejoined us. Marty Shea is joining our side of the family, which we're very pleased about. And the divisional operators like Nancy Tellem in Television and Joel Hollander in Radio, etc., etc., will continue, and we are all very excited about the prospects for the new company.

We are the so-called slow growth, value company. A friend of mine even called me up after they announced the split and they said the press is treating you guys as if you are Con Edison. We sort of like being the underdog.

I am not telling any of you to change your plans, your prognostications. But any of you who have dealt with me at all know that slow growth and me don't go hand in hand so well together. We think initially, we are going to start out as a company that may have that profile. But I think you're going to see quite a bit of change with us, and quite a bit more activity than is expected.

These are the assets of the new CBS Corporation -- powerful, mass media brands and leaders in their fields. Two great networks in CBS and UPN; the CBS station group, Infinity Radio; the top two syndication companies, Paramount and King World; Paramount Television, a great television production company with an incredibly valuable library; the well-known cable brands Showtime, Viacom Outdoor, Paramount Parks, and Simon & Schuster publishing.

Our job as we head towards the future is twofold. The first is blocking and tackling, making these solid businesses that perform well do even better. Second, we look towards the future -- grow our brands to get more value from them, and create multiple revenue streams from the valuable content that we have.

I know a lot is written about what is happening with technology and what the future may bring, and a lot of people are afraid of it. I have one thing to say about it. Audiences watch what's on, not where they get it. We view technology as our friend, as our ally. Shakespeare said it 400 years ago -- the play is the thing.

I don't care how you get it. You can get it by satellite, you can get it by cable. You can get it by telephone. You can get it in any form you want. If you don't have the content, if you don't have the programs, you are nothing. So as we look to the future, our content is not only going to be valuable for our brands as we have them now, via all future uses of technology, which you will see in the next few minutes.

Let's talk about the various assets that we have. First, my pride and joy, and it is only because I go back a little further with this asset, is the CBS television network. Once again, I know a lot has been said about network television. All I can tell you is network television is in very, very fine shape.

ABC had a phenomenal comeback last year. Fox had some major successes. And CBS had a phenomenal year. Network television is still the best game in town. Top shows in cable don't come anywhere near top shows in network television. And as I said, network television has never been stronger.

Let's look at the CBS television network for a minute. We had a phenomenal year this past year, with leadership in every major category, including number 1 in viewers, number 1 in 25 to 54, number 1 in 18 to 49 for the first time in 20 years.

We had a terrific upfront. CBS led the way with CPM increases, and led in dollar volume also for the first time in 20 years. Why? We have great content, and we provide the best value in our advertisers.

This a very important week, as you know. The beginning of the new television season. We have a great mix of new and returning television shows, and we are excited about our new schedule. So let me give you guys a little bit of a taste of the old and the new as we head into the new schedule. (Plays video)

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Unidentified Speaker (Video Tape Recording)

My only real purpose is to be smarter than the bad guys, to find the evidence that they didn't know they left behind and make sense of it all.

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Unidentified Speaker (Video Tape Recording)

Can I gamble at Vegas?

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Unidentified Speaker (Video Tape Recording)

No!

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Unidentified Speaker (Video Tape Recording)

Then why am I going?

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Unidentified Speaker (Video Tape Recording)

Because all the kennels are full. (laughter)

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Unidentified Speaker (Video Tape Recording)

They are the AFC champions -- New England! (Crowd noise) (indiscernible) basketball! Number 4 -- the Tigers.

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Dan Rather (Video Tape Recording)

For the CBS Evening News, Dan Rather reporting. Goodnight.

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Unidentified Speaker (Video Tape Recording)

It is all just hitting me. It's really happening here.

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Unidentified Speaker (Video Tape Recording)

Closing day at the mental institution. (laughter)

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Unidentified Speaker (Video Tape Recording)

You are a fine CSI, Stella. I wouldn't do this job without you.

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Unidentified Speaker (Video Tape Recording)

Yes, you would. You just wouldn't be as good.

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Unidentified Speaker (Video Tape Recording)

You are saying you can tell us where the killer lives?

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Unidentified Speaker (Video Tape Recording)

It's a story told in numbers.

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Unidentified Speaker (Video Tape Recording)

39 days, 20 people, one survivor.

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(Music) - The Who - "Baba O'Riley"

Out here in the fields I fight for my meals I get my back into my living I don't need to fight To prove I'm right I don't need to be forgiven (Music plays)

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Leslie Moonves  - Viacom - Co-President and Co-COO

So, needless to say, we are pretty excited about the season that is coming up. As I said, it begins next Monday night for real, and let the games begin.

Let me talk for a minute about advertising. Because obviously, this Company has a lot riding on the future of advertising. And we obviously believe in it. Advertisers have increased our CPMs and our dollar volume every single year that I have been at CBS, which is over ten years, because we deliver. We deliver quality programming. We deliver volume, eyeballs and people.

We had a great upfront, as I said. Football sales are way ahead of a year ago, and fourth quarter scatter is showing up rather early as well. One reason is because we value our advertisers. Everybody at CBS values their advertisers. There is nothing anybody at CBS, including me, wouldn't do for our advertisers. Take a look at what I personally did for Nike.

(Plays video)

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Unidentified Speaker

Here it comes. Oh, my goodness! Oh, wow! In your life have you seen anything like that?

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Leslie Moonves  - Viacom - Co-President and Co-COO

So, see? That is why we are winning. We will do anything. And while I am on the subject of advertisers, you know, I would like to just pinpoint one night of programming. There is no bigger night of advertising on the weekly schedule that the advertisers love more than Thursday nights.

So, this is the biggest night of revenues on TV, and CBS owns it. It is 25% of our prime time revenues, and for the first time in 20 years, 20 years is a magical number, we are leading Thursday night in all measures. We are leading in viewers by 8 million viewers. We win 18 to 49, and we are number 1 in upscale. NBC held this mantle for the last 20 years. We have now taken it from them, and we are playing a packed hand on Thursday night.

Next network I want to talk about is UPN. Once again, this is a network on the rise. We had a strong upfront, with significant year-to-year gains, and growth in our target demo, which is women 18 to 34. We have built program franchises like "America's Next Top Model" and "Veronica Mars".

And now, UPN is home so what is considered the hottest new show on television this fall, called "Everybody Hates Chris". It is getting a lot of attention. In fact, USA Today had a front page story on it. When was the last time UPN got a front page story on anything?

The show premiers next Thursday night. We are very excited. We do not want to oversell it, but we think we have something very special that could change the entire profile of UPN. Take a look.

(plays video)

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Chris Rock (Video Tape Recording)

1982. That was the year I turned 13. Before I was a comedian, I thought the coolest thing that would happen to me was being a teenager. I was going to have women, money, stay out late -- boy, was I wrong.

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Tichina Arnold (Video Tape Recording)

Chris! Get in the bathroom and wipe the pee off the toilet seat!

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Chris Rock (Video Tape Recording)

That's my mother, Rochelle. My father always knew what everything cost.

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Terry Crews (Video Tape Recording)

That is $1.09 in the trash. That is $2 on fire. That is $0.49 of spilled milk. Somebody going to drink this milk.

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Chris Rock (Video Tape Recording)

That is my younger brother Drew. There is nothing worse than having a little brother that is bigger than you.

Keisha was the girl next door. At 13, I didn't know a lot about sex, but I knew she had something to do with it.

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Unidentified Speaker (Video Tape Recording)

Hey, Drew.

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Chris Rock (Video Tape Recording)

Drew?

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Tequan Richmond (Video Tape Recording)

What's up, Keisha?

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Tyler James Williams (Video Tape Recording)

You know her?

Drew was so cool that he got girls at 10 that I couldn't get until I was 30. I had to take two buses to school everyday.

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Tyler James Williams (Video Tape Recording)

Why did I have to go all the way out Brooklyn Beach?

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Unidentified Speaker (Video Tape Recording)

Those white kids? They get an education.

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Chris Rock (Video Tape Recording)

Not a Harvard-type education, just a not sticking up a liquor store type education. Was the junior high school across the street really that bad? (Gunshots, screams) My mother thought that I would get a better education and I would be safer. Wrong!

That's Joey Caruso, a little thug with a big chip on his shoulder. If I let him get away with that, he would be doing it all year.

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Tyler James Williams (Video Tape Recording)

I don't play that. I'm from Bed-Stuy boy.

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Chris Rock (Video Tape Recording)

After school, I had a plan.

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Tyler James Williams (Video Tape Recording)

It's a school fight. School fights only last a minute, because somebody always comes and breaks them up. All I have to do is get in the first punch and somebody will stop it.

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Crowd of kids (Video Tape Recording)

Fight! Fight! Fight! (indiscernible) (cheering)

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Music - Paul McCartney "Ebony and Ivory" (Video Tape Recording)

Ebony and ivory, live together in perfect harmony -- (indiscernible) (screams)

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Unidentified Speaker (Video Tape Recording)

Now, if you don't get me tomorrow -- I bet I do.

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Chris Rock (Video Tape Recording)

My dad always checked on us in between jobs.

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Terry Crews (Video Tape Recording)

Are you okay at school?

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Chris Rock (Video Tape Recording)

I didn't tell him about the fight.

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Tyler James Williams (Video Tape Recording)

Yes, it was all right.

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Terry Crews (Video Tape Recording)

Good. I'll see you in the morning.

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Chris Rock (Video Tape Recording)

My father was not the type to say "I love you." He was one of four fathers on the block. I will see you in the morning meant he was coming home. Coming home was his way of saying "I love you."

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Terry Crews (Video Tape Recording)

Unplug that clock, boy. You can't tell the time when you sleep. That's $0.02 an hour.

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Unidentified Speaker (Video Tape Recording)

This fall, find out what made Chris Rock. A new comedy, "Everybody Hates Chris". Coming to UPN.

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Leslie Moonves  - Viacom - Co-President and Co-COO

So we think that this show could help UPN quite a bit.

Anyway, on to the CBS television station. Our CBS group of stations is also on the move. 40 stations, 21 CBS, 16 UPN, and 4 independent. Stations typically follow a network's performance by a couple of years, and our station group is on track to do exactly that. Successful TV stations' margins are now at 50%. Our margins have gone from the mid 30s to the low 40s, so there is good potential for more margin expansion as we go forward, and we think we will absolutely achieve that.

Currently, our stations are gaining audience and revenue share, and beating the market in many of the major markets. And there is growth in local news and syndication, and the prospects for '06 being a political year are phenomenal. We think we are going to see a lot of growth in our station group next year.

Next, syndication. We have the two best brands in the world of syndication -- King World and Paramount Television. Between these two great brands, we have eight of the top ten shows in syndication. We have the top two talk shows in Oprah and Dr. Phil, the top two game shows in Wheel and Jeopardy, and top two entertainment shows in ET and The Insider.

And as you can see from these dates, these shows are going to be around for a long time, continuing to produce great revenues for us. In addition, we have lucrative off network deals with "Everybody Loves Raymond" and "CSI".

Next, once again, a lot of assets, so I am going through them quickly. Paramount Television -- about a year ago, Paramount Network Television became part of our CBS family. Since then, we have combined the forces of Paramount with CBS and UPN networks to produce many of our hit shows for both networks, including "CSI" and "Everybody Hates Chris".

We are not only producing the shows for CBS and UPN, but also for NBC, HBO and USA. We have ownership interest in almost all of the CBS and UPN primetime hours, with back end benefits. For example, "CSI" brand profits may total over $1 billion from network, syndication, foreign, DVD, games, Internet and publishing.

And a word about our library. As Tom mentioned yesterday in his presentation, Paramount was a little slow on the trigger to get their DVDs out there. We are going to possess in the new CBS Corporation 2,600 titles, of which only 10% have been used already, have been explored in the DVD market. So once again, a great upside there.

As I mentioned earlier, first, we have to deliver our content through traditional mass media outlets. Next, we take our content and leverage it into other media. And that begins with the Internet.

We combined all three of our Internet sites under our new Internet guru, Larry Kramer, who many of you know as the creator and CEO of MarketWatch. As you are aware, this is a space that is gaining revenue daily. We now have a large, dedicated sales force whose sole purpose is to sell online media for these three tremendous brands.

CBS News.com -- we call this the cable bypass. It provides news on demand 24 hours a day. The Internet is becoming the new cable. People are accessing stories when they want them. When they want to get home or during the day, they are not going to want to turn on CNN or Fox News. They are going to want to go right to the stories that they have.

CBS News produces hours and hours and hours of content everyday, of which they use 22 minutes on the evening news and about 40 minutes on the morning show. The end result -- no additional news gathering costs for this 24 hour a day site, and it is a new source of great revenue. And CBS News.com targets a much younger demographic, which will prove helpful in the future.

CBS SportsLine, same thing. Considered one of the premiere sports sites on the Web. It is the site for special events like the NCAA tournament, the NFL, and golf. And, we are currently seeing tremendous traffic for our Fantasy Football leagues. Once again, taking content we already own, we already produce, and producing brand-new revenue streams is growing daily. In addition, you will see this content used on other digital platforms.

And finally, our third site is our entertainment site -- CBS.com. We have extended our programming leadership by leveraging our successful reality, drama and comedy brands to gain additional revenue. "Survivor", "Big Brother", "Amazing Race", daytime soaps -- all are very popular here, all at a low cost to us. And revenue gains with small, small expenditures.

In addition, all of our other businesses are exploiting these new platforms, as well. For example, our television stations each have individual local websites. Radio is taking advantage of streaming, podcasting, wireless and HD. Viacom Outdoor is testing digital signage with changeable messaging, and Simon & Schuster has a first-rate web site, as well. Everyone at the new CBS Corporation is in on the action.

In looking at additional revenue streams, the sky is the limit. As I said before, technology is our friend. Our goal -- take the content and use it anyway we can.

Telephony. How do we do a two-minute version of "CSI" and get paid for it? Or how do we provide sports and news highlights and get paid for that? All things that are going to be happening in the next few months.

Retransmission -- we are going to get paid in the future for our signal. It is the first time with the formation of the new CBS Corporation that a network has been a standalone without major cable assets attached to it.

Multicasting -- when you add a CBS 2, 3 and 4, aren't you going to get paid for it? We are. Advertising -- new forms of advertising. This includes product placement, program integration, and microprograms. And finally, video-on-demand. Within the next few years, if not sooner, you are going to see us getting paid on VOD for our top-quality, premiere shows.

So as you can see, once again, over and over, and my theme is repetitious. But it is taking existing content we have and using it for all these streams.

Let's take a brief look at the rest of the assets that are going to be under the new CBS Corporation. We have lots of assets, and not a whole lot of time, so I will try to go through them briefly so we will have some time for Q&A.

First, Showtime. Showtime has come under the CBS banner. And once again, the reason for that is we are about programming and so are they. Showtime has a great potential growth story. Obviously, they are lagging behind HBO. But there is great room for them to grow with quality programs.

They have a new show on the air called "Weeds", which is getting the appropriate attention. We think working hand in hand with our marketing folks, our promotion folks, our publicity folks, and more importantly, with our programming folks, Showtime has a great future.

I know that Radio has been under a lot of scrutiny the last few years. But let me remind you it still generates a lot of cash. As I said, Radio throws off lots of cash. So this will help our dividends, our ability to pay a strong dividend -- something that I know is important to you and our shareholders.

We are outperforming the market in '05. Our investments in programming and marketing have really paid off, and we are going to continue them.

To give you a couple of examples of what progress we are making, we have launched Jack -- the Jack format in nine major markets. In Dallas, in six months, they jumped from number 19 to number 1. In Los Angeles, they jumped from number 23 to number 4. And we're going to see the revenue follow behind it, and we are going to see growth in these areas because of the programming.

Radio has also entered a digital age. Streaming our stations on the Web is a growing business, and 75% of online listening is during the workday at the office, and all of this is incremental. We are getting people to listen who wouldn't do it ordinarily.

Moving to Outdoor. Outdoor is also a business that generates lots of cash. Viacom Outdoor is the number 1 operator in North America, with revenues of $1.2 billion in '04. And in the top three globally, with revenues of $1.9 billion. We are in 19 of the top 20 U.S. markets, and we reach upwards of 90% of consumers in a given market.

And by exploiting new technologies such as digital signage, which we are already doing, it gives us a tremendous potential for organic growth in this business.

And quickly, with Parks and Publishing, these assets fit into the profile of the CBS Corporation. They are good assets. They produce cash. They don't grow at very rapid rates, but they are still assets that we appreciate and fit in nicely with what we are trying to do. So, as you can see, I am excited, and I think we have phenomenal assets.

As we look forward, let me finish up with some points about our new financial structure. We are focused on creating value from our shareholders and generating strong free cash flow. As mentioned in our second quarter's earnings call, we are initially targeting a ratio of adjusted debt to OIBDA in the range of 2.5 times to 3 times.

This capital structure will allow us to provide superior returns to shareholders while investing in our businesses so they can grow and continue to provide strong cash flow. We plan to start by paying a regular dividend of at least that of current Viacom, which is approximately $450 million, and plan to supplement the payout ratio over time depending on our capital needs.

And most importantly, we plan to preserve and maintain an investment-grade rating to allow us easy access to capital markets. As I said before, Fred Reynolds is here. He is part of the team, and he is available to answer any of your questions later on.

So, there you have it. The new CBS Corporation in a brief half-hour. The number one television network, a strong and growing station group, premier radio properties, the leading syndication brands, top program supplier, a well-known pay cable brand, a huge outdoor company, great parks and publishing, and an exciting portfolio of new digital assets. Add to that the growth from all of these new technologies, and the future looks bright.

As I said, our number one job is to continue to grow these businesses the way we have been doing and then to mine all this terrific content and take advantage of many new revenue streams available. I think you can tell that I am pretty excited about the future prospects. And again, while we may be called a slow growth company, we won't settle for that. Thanks very much, and I am available for questions.




 QUESTION AND ANSWER


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Jessica Reif Cohen  - Merrill Lynch - Analyst

While the mikes are coming, I will start. I have two questions, one financial and one operating. Could you just re-outline or outline the priority use of free cash flow? It sounds like dividends is the first priority in the short-term, but what about acquisitions? And maybe you could touch on divestitures, if that is part of your plans?

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Leslie Moonves  - Viacom - Co-President and Co-COO

All right, I will answer part of it, then I will throw it to Fred. Yes, dividends is our first and foremost target to do. We do not envision making any major acquisition in the near future. We are pretty content with the brands we have now and assets we have now.

Obviously, if there are some tuck-ins that involve the Internet or anything that are part of our core businesses, we would look at that. And any acquisition we did would be accretive. Fred, why don't you jump in? Anything you would like to add?

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Fredric Reynolds - Viacom Television Stations Group - President

Yes, I think, Jessica, the acquisition would have to be accretive, as Leslie said. But I think our priorities are the dividend. And as we get more comfortable with cash flows out in the future, we will look at a share buyback program. But I don't think that would be something we will look at in year one. Maybe in the second year, or in that time period.

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Leslie Moonves  - Viacom - Co-President and Co-COO

And your second question?

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Jessica Reif Cohen  - Merrill Lynch - Analyst

The second question was -- you mentioned multicasting. As I just wondered if you could explore that a little bit more. Do you have solid plans to multicast?

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Leslie Moonves  - Viacom - Co-President and Co-COO

We actually do, believe it or not. We have been working on it with our affiliate group. We actually just had a meeting on it last week. I would think it was hard to predict when the rollout will be, but sometime in -- we are projecting sometime in fall of '06, or the beginning of '07, we plan on having at least one CBS 2 within all of our markets. Which will once again be extension of our brand.

We have all this terrific content. Part of it will be news, part of it will be sports, part of it will be localized for our stations so they can deal with local weather and local traffic conditions. And I think that is the wave of the future. And I think it is not too much to expect within the next five years, you will see a 2, 3, 4 and 5.

No other questions? I have answered every question you have about our new company? Yes?

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Unidentified Audience Member

How, if at all, are you going to or plan to respond to Clear Channel's "less is more" strategy?

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Leslie Moonves  - Viacom - Co-President and Co-COO

By the way, the strategy -- and I think the results are not in yet. We have been doing it for awhile. We have 180 radio stations. We do not believe that there should be a strategy across all 180 of them. So we disagree slightly that you can just adopt a policy for that many radio stations. When you are number one in the market, it is not a great idea to cut back on inventory. That is when you sort of capitalize on it.

We have done it in certain stations where we felt it was effective. We have done in our TV stations. WCBS in New York did a less is more, and it has been very effective. On a network level, the irony is we were the number one network in primetime profits last year, and we had less clutter than any of the other - our major competition.

So we are very conscious of -- that the program is the thing, and there has to be the appropriate balance. We just think to do a slash across the board is not the right way to go.

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Unidentified Audience Member

One area that you could probably improve in the broadcast is the news division. And obviously, you know, any ratings improvement you get there would feed into your local news, as well. So you would see benefits there. What is your strategy to --?

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Leslie Moonves  - Viacom - Co-President and Co-COO

Well, it is obviously something that we are working on. And if you have read anything about me, you know that I am a little bit frustrated that -- you know, this is a time of great change in the news business. Obviously, with Brokaw retiring, and with Dan moving over to another job, and the unfortunate death of Peter Jennings, all three networks have a chance to really improve the way we do news. One of the things that frustrates me is that the average age of the evening news viewer is 60 years old.

So we are trying to change it, make it more user-friendly. Obviously, to skew it a bit younger. It is something that we are concentrating on, we are putting a lot of effort. We haven't come up with a great solution, so we have sent them back to the drawing board. But you will see changes in the next few months.

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Unidentified Audience Member

Les, yesterday, Clear Channel indicated that one of the reasons for their outdoor IPO was that they could you acquisitions that people wanted a public currency instead of cash. Would you look to be doing the same thing? What do you see as more upside there?

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Leslie Moonves  - Viacom - Co-President and Co-COO

You know what? We love the outdoor business. We have seen no reason to do that, to spin it out. Outdoor is a significant part of our company. We are also looking with our assets, with our TV station assets and Radio assets and Outdoor assets in major markets, to set up selling units in each one of those places, and capitalize on cross-selling and those things. So we see no need to spin out Outdoor. One spin out a year is enough. So we are very content with it the way it is.

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Unidentified Audience Member

Les, you mentioned you have 2,600 titles at CBS. You have only mined 10%. What is your strategy to bring the rest of those to market, given the oversaturation we are hearing about?

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Leslie Moonves  - Viacom - Co-President and Co-COO

A very good question. Ironically, long before CBS and Paramount came together, we had sold the CBS library to Paramount. So it was out there. Obviously, we need to be cautious. We need to do it. But we are going to have more of a control over what we do. We are going to put them out rather slowly.

The amount of money generated by DVDs and television is growing in leaps and bounds. We expect '06 to be a banner year with current titles, and also library titles. So we have quite a bit. We are not going to roll them out all at once. But having that many titles available, we are going to be able to, we think, improve our market share quite a bit.

So, it is a great library. We are very happy to have it.

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Unidentified Audience Member

Can you talk about the general malaise in local advertising? And what do you think is the driver behind it and what is going to change it?

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Leslie Moonves  - Viacom - Co-President and Co-COO

 Fred, do you want to talk about it?

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Fredric Reynolds - Viacom Television Stations Group - President

On the local advertising, I think, again, across all of our local assets, which is Outdoor, Radio and TV, it is really reaching the consumer that last mile. And I do not think that is ever going to be, I guess, intermediated by any other medium. No one else can reach them.

And I think the trend -- you know, we have a little bit of a -- political years we tend to do extremely well, because that's how politicians reach the voting audience - or we have the voters that they want. But I think that the trends are we'll continue to grow. Maybe not at the pace we were in the late '90s, but I still see growth there, if that is what you are looking for on that.

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Leslie Moonves  - Viacom - Co-President and Co-COO

Just to add to that, as I said before, and I want to underline it -- '06 is going to be a phenomenal year at the station level, the TV stations. And we are very excited. We intend Radio to be up from where it is this year, as well, and Outdoor to continue to perform well. So we think '06 is going to be a lot better than '05 in all of our local businesses. Yes?

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Unidentified Audience Member

Can you go into more detail on how you get paid for your CBS signal, and when that happens and how much financial impact that could have?

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Leslie Moonves  - Viacom - Co-President and Co-COO

You are talking about retransmission?

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Unidentified Audience Member

Yes.

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Leslie Moonves  - Viacom - Co-President and Co-COO

Okay. Most of the big deals are for at least the next four or five years. So that doesn't apply. But every year, there are 3 or 5,000 -- 5 million subs that are up. In addition, the telephone companies are starting to talk to us about these sorts of deals.

We have considered it one of the great injustices for many years that we never got paid for our signal. And remember, before NBC owned USA, they were getting paid for reruns of CBS shows, and we were not getting paid for the original. There is something wrong with that.

Obviously, with the growth of the big companies, everybody was attached to big cable operations. And as a result, when you would go in for a negotiation, there wouldn't be paying directly retrans, but there would be pays in other ways. MTV would get another channel, they would get additional sub fees -- by the way, which we are now sharing in some of those deals with MTV to us as we split up.

So as we go down the road in the future, we don't have these cable assets. You know, ABC can't do it because they are part of ESPN, and they are obviously not going to do it. And the other networks also have those big cable assets where you go in and you negotiate together. We don't have that problem anymore.

We can go in and we feel like, you know what? You want the NFL, you want "Survivor", you want "CSI", you want David Letterman. You are going to have to pay us what you pay USA for. You should pay us something. And that is part of our game plan, and we think we're going to be able to do it.

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Unidentified Audience Member

(inaudible question - microphone inaccessible)

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Leslie Moonves  - Viacom - Co-President and Co-COO

What? It is impossible to predict financial. I do not know what we are going to get for subs fees or what that is going to be or whatever, but the future is bright. Anything else? Good. Thank you, everybody.